Exhibit 3.9

Harken Energy Corporation

Nominating Committee of the Board of Directors

Charter, Adopted Effective as of October 15, 2004

1.	Responsibilities

a)	The Committee shall identify individuals qualified to become members of the Board.

b)	The Committee shall recommend director nominees to the Board to be presented at the Annual Stockholders Meeting and nominees to fill vacancies on the Board, whether caused by retirement, resignation, death, increase in the number of authorized directors or otherwise.

c)	The Committee will develop and recommend to the Board corporate governance principles applicable to the Company; evaluate such principles at least annually and report the results of the evaluation to the Board; and recommend to the Board any changes in such principles the committee believes appropriate.

d)	The Committee shall consider and make recommendations to the Board regarding stockholder nominations for directors that are submitted in accordance with the Company’s bylaws and applicable law.

e)	The Committee shall recommend to the Board for election by it the memberships and chairs of all standing committees of the Board.

f)	The Committee will review the status of each member of the Board and make recommendations to the Board with respect to the Board’s determination whether Board members meet the independence requirements of The American Stock Exchange, Inc. (“AMEX”).

g)	The Committee shall evaluate the committee’s own performance annually and report the results of the evaluation to the Board.

h)	The Committee shall review this Charter at least annually for adequacy and compliance with all appropriate laws, rules and regulations and shall recommend changes to the Board whenever changes are appropriate or necessary.

i)	The committee will regularly report on actions taken by it to the full Board.

2.	Committee Membership Structure, Organization and Requirements

a)	Except as may be permitted under applicable law and listing standards imposed by AMEX, the Committee shall consist only of independent members of the Board who will be appointed annually to the Committee by the Board at its Annual Meeting each year following the Annual Stockholders Meeting. For purposes of this Charter, Board members’ independence shall be determined in accordance with applicable laws, regulations and rules, including listing standards of AMEX.

b)	If any member of the Committee shall, during his or her tenure, have any action occur, engage in any action or transaction or enter into any relationship, in each case which impacts his or her independence, such member shall so inform the Committee at the earliest practicable date. If such member shall be determined to no longer be independent, then such member shall resign from the Committee upon the Committee recommending to the Board and the Board having appointed another independent member of the Board to replace such member.

c)	The committee may delegate any of its functions to a subcommittee.

3.	Meetings

The Committee may meet at any time either in person or by telephone conference call.

4.	Committee Authority

The Committee is authorized to obtain advice and assistance, as it believes necessary from corporate personnel and from external legal and other advisors. If a search firm is used to identify director candidates, the Committee will have the sole authority to retain and terminate the search firm and to approve the search firm’s fees and other retention terms.

The Charter is adopted by the Board effective as of the date first above written.

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